Zep Inc.
1310 Seaboard Ind. Blvd.
Atlanta, GA 30318

T: 404.352.1680
www.zepinc.com

John K. Morgan
Chairman, President and
Chief Executive Officer
T: 404.603.7711
F: 404.367.4081
johnk.morgan@zep.com



Superior Solutions

January, 21 2009

Mario J. Gabelli
GGCP, Inc.
GAMCO Investors, Inc.
Gabelli Funds, LLC
GAMCO Asset Management Inc.
Teton Advisors, Inc.

Gabelli Securities, Inc.
Gabelli & Company, Inc.
MJG Associates, Inc.
Gabelli Foundation, Inc.
LICT Corporation

One Corporate Center
Rye, New York 10580
Attention: Mario J. Gabelli

Re: Zep Inc.

Gentlemen:

Reference is made to the Stockholder Protection Rights Plan, dated October 30, 2007, between Zep Inc., a Delaware corporation and Mellon Investor Services LLC, as rights agent, as amended (the "Rights Plan"). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to them in the Rights Plan.

Pursuant to clause (iii) of the definition of "Acquiring Person" contained in the Rights Plan and subject in all respects to the "Conditions" (as hereinafter defined), Zep hereby agrees to exempt the addressees listed above (each, an "Institutional Shareholder" and collectively the "Institutional Shareholder Group") from the definition of "Acquiring Person" contained in the Rights Plan. For the avoidance of doubt, the exemption provided in this letter agreement will not apply to any Institutional Shareholder to the extent any such shareholder ceases to be part of a group (as defined in the Exchange Act) with GAMCO Investors, Inc. with respect to the ownership of outstanding shares of Common Stock.

This exemption is subject to the following conditions (the "Conditions"):

- The Institutional Shareholder Group may not collectively become or seek to become a Beneficial Owner of 20% or more of the outstanding shares of Common Stock.

- Each Institutional Shareholder must (1) meet the eligibility requirements of Rule 13d-1(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to passive beneficial ownership of shares of Zep's Common Stock or (2) meet the eligibility requirements of Rule 13d-1(c)(1) under the Exchange Act with respect to passive Beneficial Ownership of shares of Zep's Common Stock, and that it otherwise has no intent, individually or as part of a group or in concert with others, to seek control of Zep.

Each Institutional Shareholder hereby agrees to comply with the Conditions. This letter agreement shall continue in full force and effect and shall not terminate until the Expiration Time. To the extent the Institutional Shareholder Group or any Institutional Shareholder fails to satisfy one or more of the Conditions, the exemption of each of the Institutional Shareholders and of the Institutional Shareholder

Group, taken together, from the definition of "Acquiring Person" in the Rights Plan shall terminate and be of no further effect without any further action by Zep at 5:00 p.m., Eastern Time on the fifteenth (15th) Business Day following the date on which any such Condition is first not satisfied, or such later time and date as may be established by the Board of Directors of Zep. Any sale of Company Stock by an Institutional Shareholder following the occurrence of an event that causes the termination of the exemption provided by this letter agreement shall be done in a commercially reasonable and orderly manner so as to minimize to the extent reasonably practical any adverse consequence to the market for the Common Stock

This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

THIS LETTER AGREEMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF DELAWARE AND FOR ALL PURPOSES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF SUCH STATE APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY WITHIN SUCH STATE.

Sincerely,

Zep Inc.



By: _____
John K. Morgan
Chairman, President and Chief Executive Officer

Agreed and acknowledged:

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCAITES, INC.
GABELLI FOUNDATION, INC.
LICT CORPORATION



By: _____
Douglas R. Jamieson
Attorney-in-Fact

GABELLI FUNDS, LLC
TETON ADVISORS, INC.
GABELLI & COMPANY, INC.



By: _____
Bruce N. Alpert
Chief Operating Officer – Gabelli Funds, LLC
President – Teton Advisors, Inc.
Vice President – Gabelli & Company, Inc.

GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.



By: _____
Douglas R. Jamieson
President & Chief Operating Officer – GAMCO Investors, Inc.
President – GAMCO Asset Management Inc.
Vice President – Gabelli Securities, Inc.

Zep Inc.
1310 Seaboard Ind. Blvd.
Atlanta, GA 30318

T: 404.352.1680
www.zepinc.com